Exhibit 99.2

2024 BORQS TECHNOLOGIES, INC.  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  Signature Signature, if held jointly Date , 2024 Note : Please sign exactly as your name or names appear on this Proxy . When shares are held jointly, each holder should sign . When signing as executor, administrator, attorney, trustee or guardian, please give full title as such . If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such . If signer is a partnership, please sign in partnership name by authorized person . Please mark like this X your votes PROXY THIS PROXY WILL BE VOTED AS SPECIFIED ABOVE ; UNLESS OTHERWISE INDICATED, THIS PROXY WILL BE VOTED FOR THE NOMINEE ON PROPOSAL NUMBER 1 AND FOR APPROVAL ON PROPOSAL NUMBER 2 . CONTROL NUMBER Proposal 1. Proposal 2. To ratify the appointment of Yu Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; and Proposal 3. To transact other such business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof. FOR AGAINST ABSTAIN IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING. Mark here if you plan to attend the meeting. To elect one Class III Director to serve until the 2027 Annual General Meeting of Shareholders: Pat Sek Yuen Chan FOR WITHHOLD (1) YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet, Smartphone or Tablet - QUICK YYY EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail . Votes submitted electronically over the Internet must be received by 11 : 59 pm Beijing China time which is equivalent to 11 : 59 am US Eastern Standard Time, on December 19 , 2024 . VOTE BY INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MOBILE VOTING – On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

2024  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders The 2024 Proxy Statement and the 2023 Annual Report to Shareholders are available at: https://www .cstprox y.com/borqs/2024 PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS BORQS TECHNOLOGIES, INC. ANNUAL GENERAL MEETING OF SHAREHOLDERS – December 20 , 2024 AT 10 : 00 AM (Beijing China time) The undersigned hereby appoint(s) each of Pat Chan and Dexter Fong with the power of substitution and resubstitution to vote any and all shares in the capital of Borqs Technologies, Inc . (the “Company”) which the undersigned would be entitled to vote as fully as the undersigned could do if personally present at the Annual General Meeting of Shareholders of the Company, to be held on December 20 , 2024 , at 10 : 00 A . M . Beijing China time, (or any adjournment(s) or postponement(s) thereof) at the office of Borqs Technologies, Inc . at Suite 318 , 3 /F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016 , China, hereby revoking any prior proxies to vote said shares, upon the following items more fully described in the notice of any proxy statement for the annual general meeting (receipt of which is hereby acknowledged) : THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN . IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS RECOMMENDATIONS . PLEASE SIGN AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED POSTAGE - PAID ENVELOPE . Mark here for address change. (Continued, and to be marked, dated and signed, on the other side)